Filed pursuant to Rule 424(b)(3)
File No. 333-277773

PROSPECTUS SUPPLEMENT (To Prospectus dated May 29, 2024)	October 15, 2024

OFS Credit Company, Inc.
$150,000,000
Common Stock
This prospectus supplement supplements the prospectus dated May 29, 2024, as amended and supplemented to date (the “Prospectus”), which relate to the sale of shares of common stock of OFS Credit Company, Inc. in an “at the market offering” pursuant to an equity distribution agreement, dated January 24, 2020, as amended by Amendment No. 1 thereto, dated March 16, 2021, Amendment No. 2 thereto, dated April 22, 2021, Amendment No. 3 thereto, dated June 8, 2021, Amendment No. 4 thereto, dated December 7, 2021, Amendment No. 5 thereto, dated August 15, 2023 and Amendment No. 6 thereto, dated June 12, 2024, with Lucid Capital Markets LLC and Ladenburg Thalmann & Co. Inc. (the “Equity Distribution Agreement”). The disclosure in this prospectus supplement supersedes disclosure elsewhere in the Prospectus to the extent such disclosure is inconsistent with the disclosure herein.
You should carefully read the entire Prospectus before investing in our common stock. You should also review the information set forth under the “Risk Factors” section beginning on page 22 of the Base Prospectus.
The terms “OFS Credit,” the “Company,” “we,” “us” and “our” generally refer to OFS Credit Company, Inc.
PRIOR SALES PURSUANT TO THE “AT THE MARKET” OFFERING
From January 24, 2020 to October 14, 2024, we sold a total of 11,038,593 shares of common stock at a weighted average price of $9.37 per share under the Equity Distribution Agreement (the “At-the-Market Offering”). The net proceeds as a result of these sales of common stock were approximately $102.1 million after deducting commissions and fees.
Pursuant to Amendment No. 2 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market Offering was increased to up to $50.0 million. Pursuant to Amendment No. 4 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market offering was increased to up to $70.0 million. Pursuant to Amendment No. 5 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market offering was increased to up to $130.0 million. Pursuant to Amendment No. 6 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market offering was increased to up to $150.0 million (which amount includes all of the shares previously sold pursuant to the Equity Distribution Agreement to date).

RECENT DEVELOPMENTS

September 2024 Financial Update
On October 15, 2024, we announced that management’s unaudited estimate of the range of our net asset value (“NAV”) per share of our common stock as of September 30, 2024 is between $6.98 and $7.08. This estimate is not a comprehensive statement of our financial condition or results for the month ended September 30, 2024. This estimate did not undergo the Company’s typical quarter-end financial closing procedures. We advise you that current estimates of our NAV per share may differ materially from future NAV estimates or determinations, including the determination for the period ending October 31, 2024, which will be reported in our Annual Report on Form N-CSR.
Our financial condition, including the fair value of our portfolio investments, and results of operations may be materially impacted after September 30, 2024 by circumstances and events that are not yet known. To the extent our portfolio investments are adversely impacted by elevated interest and inflation rates, the ongoing war between Russia and Ukraine, the escalated armed conflict in the Middle East, instability in the U.S. and international banking systems, uncertainties related to the 2024 U.S. presidential election, the risk of recession or a shutdown of U.S. government services and related market volatility, or by other factors, we may experience a material adverse impact on our future net investment income, the underlying value of our investments, our financial condition and the financial condition of our portfolio investments.
The preliminary financial data included in this September 2024 Financial Update has been prepared by, and is the responsibility of, OFS Credit’s management. KPMG LLP has not audited, reviewed, compiled, or applied agreed-upon procedures with respect to the preliminary financial data. Accordingly, KPMG LLP does not express an opinion or any other form of assurance with respect thereto.
Series F Term Preferred Stock Offering
On October 2, 2024, we closed an underwritten public offering of 1,040,000 shares of 7.875% Series F Term Preferred Stock due 2029 (the “Series F Term Preferred Stock”) (Nasdaq: OCCIM) at a public offering price of $25.00 per share, raising $26.0 million in gross proceeds. The shares of Series F Term Preferred Stock have a liquidation preference of $25.00 per share and are mandatorily redeemable on October 31, 2029.
On October 7, 2024, the underwriters exercised their option to purchase on October 9, 2024 an additional 156,000 shares of Series F Term Preferred Stock on the same terms and conditions to cover overallotments. Gross proceeds of the public offering, including the underwriters’ option to purchase an additional 156,000 shares of Series F Term Preferred Stock, were $29.9 million.
We intend to use the net proceeds of the offering to acquire investments in accordance with our investment objectives and strategies.
Declaration of Series F Term Preferred Stock Distributions
On October 7, 2024, our board of directors declared monthly cash distributions for our Series F Term Preferred Stock through January 31, 2025.
The following schedule applies to Series F Term Preferred Stock distributions for preferred stockholders of record on the close of business of each specific record date:

Month	Record Date	Payment Date	Cash Distribution Per Share
October 2024	October 21, 2024	October 31, 2024	$0.15859375
November 2024	November 19, 2024	November 29, 2024	$0.1640625
December 2024	December 20, 2024	December 31, 2024	$0.1640625
January 2025	January 21, 2025	January 31, 2025	$0.1640625